SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH OCTOBER 11, 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Relações com Investidores
(Investor Relations)
(55 61) 3415-1140
ri@brasiltelecom.com.br

Relações com a Mídia
(Media Relations)
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Brasil Telecom

Third Quarter 2006 Results

Release on: October 31st, 2006 (Tuesday)

Time: After the closing of NYSE and Bovespa

Conference Call (in English)

The conference call will be hosted by, Charles Putz (CFO and Investor Relations Officer), Ricardo Florence (Head of IR) and the IR Team, and will be conducted in English.

Date:	November 1st , 2006 (Wednesday)

Time:	10:00 a.m. New York time 12:00 p.m. Brasília time 03:00 p.m. London time

Connection number: (1 877) 715 5318

Access Code: 7959199

Please dial in 10 minutes prior to the start of the call.

This conference call will be simultaneously transmitted via webcast. The access link will be found at our website.

Replay: available from November 1st, 2006 (Wednesday) to November 8th, 2006 (Wednesday). You can access the replay by dialing (1 877) 715 5318 (access code: 7959199).

To download the Earnings Release and an audio recording of the conference call, please access our website:
www.brasiltelecom.com.br/ir/

For further information please contact:
ri@brasiltelecom.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.